UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SAGE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

SAPHIRE, INC.

(Offeror)

A Wholly Owned Subsidiary of

SUPERNUS PHARMACEUTICALS, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Timothy C. Dec

Senior Vice President and Chief Financial Officer

Supernus Pharmaceuticals, Inc.

9715 Key West Ave

Rockville, Maryland 20850

Telephone: (301) 838-2500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark I. Gruhin, Esq.

George A. Naya, Esq.

Saul Ewing LLP

1919 Pennsylvania Avenue NW, Suite 550

Washington, DC 20006

Telephone: (202) 333-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (a) Saphire, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), and (b) Supernus. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc., a Delaware corporation (“Sage”), in exchange for (a) $8.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest (the “Closing Amount”), plus (b) one non-transferable and non-tradable contingent value right per Share (a “CVR”), which represents the right to receive the Milestone Payments (as defined in the Offer to Purchase dated July 2, 2025 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”)), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase (the Closing Amount plus one CVR collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which the Offer to Purchase, Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the foregoing:

“The Offer and withdrawal rights expired one minute following 11:59 p.m., Eastern Time, on July 30, 2025. The Depositary has advised Purchaser that a total of 36,313,509 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer prior to the Expiration Date, representing approximately 58% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfies the Minimum Condition, and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. Effective as of the time on which the Offer expired on the Expiration Date, all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer were irrevocably accepted for payment by Purchaser.

Purchaser will pay all such validly tendered Shares in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the merger set forth in the Merger Agreement were satisfied, and Purchaser was merged with and into Sage, without a vote of Sage’ stockholders in accordance with Section 251(h) of the DGCL (the “Merger”). Pursuant to the Merger Agreement, at the Effective Time, each then outstanding Share not purchased pursuant to the Offer (other than certain excluded Shares as described in the Merger Agreement) was converted into the right to receive (a) $8.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest, plus (b) one non-transferable and non-tradable contingent value right per share, which represents the right to receive the Milestone Payments (as defined in the Offer to Purchase), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase).

The full text of the press release issued by Supernus on July 31, 2025, announcing the successful completion of its acquisition of Sage, including the successful completion of both the Offer and the Merger, is incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Supernus with the SEC on July 31, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.
(a)(5)(D)	Press Release, issued by Supernus Pharmaceuticals, Inc., on July 31, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report to Form 8-K filed by Supernus Pharmaceuticals, Inc., on July 31, 2025).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2025

SAPHIRE, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President and Treasurer

SUPERNUS PHARMACEUTICALS, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President and Chief Executive Officer